

SECURITIES AND EXCHANGE COMMISSION 16013982

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

PUBLIC

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SEC FILE NUMBER
8-68574

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/01/15 (MM/DD/YY) AND ENDING 12/31/15 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER DEALER: Bexil Securities LLC

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

11 Hanover Square
(No. and Street)

New York (City) New York (State) 10005 (Zip Code)

SECURITIES AND EXCHANGE COMMISSION RECEIVED FEB 29 2016 DIVISION OF TRADING & MARKETS

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Thomas O'Malley 212-785-0900 (Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Tait, Weller & Baker LLP
(Name — if individual, state last, first, middle name)

1818 Market Street (Address) Philadelphia (City) Pennsylvania (State) 19103 (Zip Code)

CHECK ONE:
- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not in residence in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

2A

OATH OR AFFIRMATION

I, Thomas O'Malley , swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Bexil Securities LLC, as of December 31, 2015, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:



Signature

Vice President
Chief Financial Officer

Title



Notary Public

IRENE K. KAWCZYNSKI
Notary Public, State of New York
No. 01KA4899282
Qualified in Kings County
Commission Expires June 29, 2019

This report** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Cash Flows.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital for Broker Dealers Pursuant to Rule 15c3-1.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A Copy of the Securities Investor Protection Corporation Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☐ (o) Independent Auditors' Report on internal control required by SEC Rule 17a-5.
- ☐ (p) Schedule of Segregation Requirements and Funds in Segregation – Customers' Regulated Commodity Futures Account Pursuant to Rule 171-5.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

TAIT|WELLER

CERTIFIED PUBLIC ACCOUNTANTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Board of Directors and Shareholders
Bexil Securities, LLC
New York City, New York

We have audited the accompanying financial statements of Bexil Securities, LLC (a wholly-owned subsidiary of Bexil Corporation), which comprise the statement of financial condition as of December 31, 2015, and the related notes to the financial statements. Bexil Securities, LLC's management is responsible for these financial statements. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial condition of Bexil Securities, LLC as of December 31, 2015, in accordance with accounting principles generally accepted in the United States of America.



TAIT, WELLER & BAKER LLP

Philadelphia, Pennsylvania
February 26, 2016

Bexil Securities LLC
(a wholly-owned subsidiary of Bexil Corporation)

Statement of Financial Condition

December 31, 2015	
Assets	
Cash and cash equivalents	$ 3,073,921
Investments, at fair value (cost $10,341,390)	8,670,946
Due from broker	309,738
Prepaid expenses	1,176
	$12,055,781
Liabilities and Member's Equity	
Liabilities:	
Due to related parties	$ 231
Payable for securities purchased	309,738
Accrued expenses and other liabilities	13,250
Total Liabilities	323,219
Commitments and Contingencies (Note 6)	
Member's Equity:	
Member's capital	10,976,232
Retained earnings	756,330
Total Member's Equity	11,732,562
	$12,055,781

See accompanying notes to statement of financial condition.

Bexil Securities LLC
(a wholly-owned subsidiary of Bexil Corporation)

Notes to Statement of Financial Condition

1. Organization

Bexil Securities LLC ("BSLLC" or the "Company") is a Maryland limited liability company. The Company is a single member limited liability company and Bexil Corporation ("Bexil") is its sole member. The Company is registered under the Securities Exchange Act of 1934 (the "Exchange Act") as a broker-dealer and is a member of the Financial Industry Regulatory Authority, Inc. ("FINRA"). The Company may engage in the following business activities: trading securities for its own account through a Proprietary Account of Introducing Brokers agreement ("PAIB") with an unrelated broker-dealer and mutual fund underwriter or sponsor on a best efforts basis.

2. Summary of Significant Accounting Policies

Basis of Presentation

The financial statement has been prepared in accordance with accounting principles generally accepted in the United States of America ("GAAP") and is expressed in United States (U.S.) dollars.

Cash and Cash Equivalents

The Company considers all investments in money market funds, short-term investments and other marketable securities maturing ninety days or less that are not held-for-sale in the ordinary course of business as cash equivalents. Cash and cash equivalents held at financial institutions, at times, may exceed the amount insured by the Federal Deposit Insurance Corporation.

Investment Transactions

The Company records investment transactions based on the trade date.

Valuation of Investments

Listed securities are valued at the last reported sales price on the date of determination on the principal exchange on which such securities are traded or, if not available, at the exchange listed bid price if held long and the listed ask price if sold short.

Fair Value of Financial Instruments

The fair values of the Company's assets and liabilities, which qualify as financial instruments, approximate the carrying amounts presented on the statement of financial condition.

Fair Value Measurement

Fair value is defined as the price that the Company would receive to sell an asset or pay to transfer a liability in an orderly transaction between market participants at the measurement date. The Company uses a three level hierarchy for fair value measurements based on the transparency of inputs to the valuation of an asset or liability. Inputs may be observable or unobservable and refer broadly to the assumptions that market participants would use in pricing the asset or liability. Observable inputs reflect the assumptions market participants would use in pricing the asset or liability based on market data obtained from sources independent of the Company. Unobservable inputs reflect the Company's own assumptions about the assumptions that market participants would use in pricing the asset or liability developed based on the best information available under the circumstances. The Company's investment in its entirety is assigned a level based upon the inputs which are significant to the overall valuation. The inputs or methodology used for valuing investments are not an indication of the risk associated with investing in those securities. The hierarchy of inputs is summarized below.

Level 1 - unadjusted quoted prices in active markets for identical assets or liabilities including securities actively traded on a securities exchange.

Level 2 - observable inputs other than quoted prices included in Level 1 that are observable for the asset or liability which may include quoted prices for similar instruments, interest rates, prepayment speeds, credit risk, yield curves, default rates, and similar data.

Level 3 - unobservable inputs for the asset or liability including the Company's own assumptions about the assumption a market participant would use in valuing the asset or liability

The carrying amounts of cash and cash equivalents, receivables, and accounts payable and accrued expenses approximate fair value because of the short maturity of these items.

Use of Estimates

The preparation of the financial statement in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the statement of financial condition. Actual results could significantly differ from those estimates.

Income Taxes

No provision for Federal, state and local income taxes has been made in the accompanying financial statement, as the individual member is responsible for its proportionate share of the Company's taxable income. Interest, dividends and other income realized by the Company from non-U.S. sources and capital gains realized on the sale of securities of non-U.S. issuers may be subject to withholding and other taxes levied by the jurisdiction in which the income or gain is sourced.

The Company recognizes a tax benefit from an uncertain position only if it is more likely than not that the position is sustainable, based solely on its technical merits and consideration of the relevant taxing authority's widely understood administrative practices and precedents. If this threshold is met, the Company measures the tax benefit as the largest amount of benefit that is more likely than not being realized upon ultimate settlement. The Company is subject to potential examination by taxing authorities in various jurisdictions. The open tax years under potential examination vary by jurisdiction. The Company recognizes interest and penalties, if any, related to unrecognized tax benefits as income tax expense in the statement of income. As of December 31, 2015, there was no impact to the financial statement related to accounting for uncertain income tax positions.

3. Significant Risk Factors

In the normal course of business, the Company may enter into transactions in various financial instruments. The Company's financial instruments may be subject to, but are not limited to, the following risks:

Market Risk

Market risk represents the potential loss that can be caused by a change in the fair value of the financial instrument or underlying of a derivative.

Credit Risk

Credit risk represents the potential loss that the Company would incur if the counterparties failed to perform pursuant to the terms of their obligations to the Company. The Company minimizes its exposure to credit risk by conducting transactions with established, reputable financial institutions. Counterparty exposure is monitored on a regular basis.

The Company's securities transactions are provided by Morgan Stanley, pursuant to prime brokerage and other related agreements. This broker is a member of major securities exchanges. The Company is subject to credit risk should the broker be unable to fulfill its obligations.

The cash at the broker, at times, may exceed the amount insured by the Securities Investor Protection Corporation.

Liquidity Risk

Liquidity risk represents the possibility that the Company may not be able to sell its positions in times of low trading volume, high volatility and financial stress at a reasonable price.

Interest Rate Risk

Interest rate risk represents the effect from a change in interest rates, which could result in an adverse change in the fair value of an interest-bearing financial instrument.

4. Financial Instruments

The following presents the Company's financial instruments' fair value hierarchy measured at fair value on a recurring basis as of December 31, 2015.

The Company holds 787,552 shares of Dividend and Income Fund ("DNI"), a publicly-traded affiliate, as of December 31, 2015. DNI retains Bexil Advisers LLC, a subsidiary of Bexil, as its investment adviser and certain officers and directors of the Company also serve as officers and or directors of DNI. The investment in DNI represents approximately 7% of the outstanding shares of DNI.

The following is a summary of the inputs used as of December 31, 2015 in valuing the Company's investments:

	Valuation Input			
	Level 1	Level 2	Level 3	Total
Common stock of publicly-traded affiliate	$8,670,946	$ -	$ -	$8,670,946

There were no transfers between levels during the year ended December 31, 2015.

5. Related Party Transactions

Certain officers of the Company also serve as officers and/or directors of Winmill & Co. Incorporated ("Winco"), Tuxis Corporation ("Tuxis"), Global Self Storage, Inc. ("SELF"), and their affiliates (collectively with Bexil, the "Affiliates"). At December 31, 2015, Winco owned approximately 23%, 20%, and 2% of the outstanding common stock of Bexil, Tuxis, and SELF, respectively. Pursuant to an arrangement between a professional employer organization ("PEO") and the Affiliates, the PEO provides payroll, benefits, compliance, and related services for concurrently employed employees of the Affiliates in accordance with applicable rules and regulations of the Internal Revenue Service, and in connection therewith Midas Management Corporation ("MMC"), a subsidiary of Winco, acts as a conduit payer of compensation and benefits to Affiliate employees. Rent expense of jointly used office space and overhead expenses for various jointly used administrative and support functions jointly incurred by the Affiliates are allocated among them. As of December 31, 2015, the Company had a payable of $152 and $79 to Bexil and MMC, respectively, for expenses paid on its behalf.

The Company's carrying value in DNI was $8,670,946 at December 31, 2015.

6. Regulatory Net Capital Requirements

The Company is subject to the Uniform Net Capital Rule under Rule 15c3-1 of the Exchange Act. The Company must maintain net capital, as defined, of not less than $100,000, or 6-2/3% of aggregate indebtedness, whichever is greater, and a ratio of aggregate indebtedness to net capital, as defined, of not more than 15 to 1.

At December 31, 2015, the Company had net capital, as defined, of $5,876,401, which exceeded its net capital requirement of $100,000 by $5,776,401. The ratio of aggregate indebtedness to net capital was approximately .06 to 1.

7. Subsequent Events

Management has evaluated the possibility of subsequent events existing in the Company's financial statement through February 26, 2016, the date the financial statement was available to be issued. Management has determined that there are no material events that would require disclosure in the Company's financial statements.

Bexil Securities LLC
(a wholly-owned subsidiary of Bexil Corporation)

Statement of Financial Condition
December 31, 2015

FILED PURSUANT TO RULE 17a-5(e)(3) AS A PUBLIC DOCUMENT

Bexil Securities LLC
(a wholly-owned subsidiary of Bexil Corporation)

Contents

Bexil Securities LLC
11 Hanover Square
New York, NY 10005
212-785-0900

February 26, 2016

Securities and Exchange Commission
Registrations Branch
Mail Stop 8031
100 F Street, NE
Washington, DC 20549
(202) 942-8088

We enclose two (2) copies of each of the following reports for Bexil Securities LLC as of December 31, 2015:

- Annual Audited Report Form X-17A-5 and Supplemental Information
- Statement of Financial Condition and Report of Independent Registered Public Accounting Firm

Sincerely,



Thomas O'Malley
Vice President and
Chief Financial Officer